INTERGRAPH CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS

Vision

Intergraph's vision is to help organizations see the world clearly.

Mission

Intergraph's mission is to enable businesses and governments to make better and faster operational decisions.

Intergraph technology enables our customers to make the world safer and more prosperous. They create intelligent maps, manage assets and infrastructure, build and operate plants and ships, and dispatch emergency services to those in need. We seek to earn the respect and trust of our customers through a total commitment to their success, deep industry expertise, and a long tradition of technical innovation.

Core Values

Customer satisfaction is paramount to business success —
so we strive to exceed customer expectations.

We are results-oriented —
so we seek continuous improvement through aggressive, attainable goals.

We are committed to innovation —
because innovation can transform the way our customers do business.

Great teams build great companies —
so we seek to attract, develop, and retain leading talent.

We aspire to lead —
by setting the standard that others emulate.

We are honest and fair —
in our dealings with customers, partners, shareholders, and each other.

INTERGRAPH®

INTERGRAPH CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

Table of Contents

INTERGRAPH CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

I.   INTRODUCTION

Intergraph Corporation (the "Company" or "Intergraph") is committed to achieving high standards of business and personal ethical conduct for itself, the members of its Board of Directors ("Directors") and all Company personnel. Through performance in accordance with these standards, the Company, its Directors and all of its employees will merit and enjoy the respect of one another, the business community, our shareholders, our customers, suppliers, vendors and the public.

It is the personal responsibility of all Directors and employees to acquaint themselves with all legal and policy standards and restrictions applicable to their duties and responsibilities, and to conduct themselves accordingly. Over and above the strictly legal aspects involved, all Directors and employees are expected to observe high standards of business and personal ethics in the discharge of their duties. This Code of Business Conduct and Ethics (the "Code") is designed to help ensure that these things occur.

This Code applies to all Directors and employees of Intergraph in all countries and vertical business units. "Employees" means an officer or employee of Intergraph and its affiliates, and it includes Executive Officers, unless otherwise stated. Certain parts of this Code may apply specifically to "Executive Officers," and are so indicated. "Executive Officer" means a member of Intergraph management so designated by resolution of the Board. All employees and Directors are required to read and understand this Code, and compliance with the conduct policies set forth herein is required of all personnel.

This Code supercedes and replaces in its entirety Policy 701 on conflicts of interest and Policy 707 on business ethics and is intended to comply with the NASDAQ Stock Market listing standards and the Sarbanes-Oxley Act of 2002. Directors and employees are encouraged to report violations of laws, regulations, or this Code using the processes described in Article VIII of this Code or as otherwise provided for by the Board of Directors. Intergraph will not permit retaliation against Directors or employees for reports made in good faith.

II.   CONFLICTS OF INTEREST

A.   Introduction

For purposes of our Code, a "conflict of interest" occurs when an individual's private interests interfere in a material way or appears from the perspective of a reasonable person to interfere in a material way with the interests of Intergraph as a whole. A conflict situation can arise when an employee or Director takes actions or has interests that may make it difficult to perform his or her responsibilities objectively and effectively. Ordinarily, a conflict exists when an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of Intergraph's business. Conflicts of interest may also arise when an employee or Director, or a member of his or her family, receives improper personal benefits as a result of his or her position at Intergraph. Notwithstanding the foregoing, accepting things of value in accordance with Section III.B of this Code shall not constitute the receipt of improper personal benefits.

B.   General Policy

Intergraph must have the confidence of its customers, suppliers, vendors and the public. Directors and employees must avoid conflicts or the appearance of conflicts, as discussed above. Specifically, employees should avoid any outside financial interests that might conflict with the Company's interests. Such outside interests could include, among other things:

1.   Personal or family financial interests in or indebtedness to enterprises that have business relations with the Company, such as relatives who are employed by or own an interest in vendor companies.

2.   Acquiring any interest in outside entities, properties, etc., in which the Company has an interest or potential interest. This would include stock in businesses being considered for acquisition, or real estate or possible new or expanded company operations.

3.   Conduct of any business not on behalf of the Company with any vendor, supplier, customer or agency or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons.

Employees should report any material transaction or relationship that could result in a conflict of interest to Intergraph's General Counsel, or through such other processes as may be provided for by the Board of Directors.

C.   Serving as a Director, Officer or Employee of a Non-Intergraph Business

The Company expects its employees to devote their full energies to their work. Therefore, an employees' outside activities must not reflect adversely on the Company or give rise to a real or apparent conflict of interest with the employee's duties with the Company. Employees must be alert to potential conflicts of interests and be aware that they may be asked to discontinue any outside activity should such a conflict arise.

Intergraph employees must have the written approval from the appropriate corporate Vice President in advance of accepting an appointment or position to serve as a Director, partner, owner, officer, or employee of any non-Intergraph business. Employees should submit in writing any requests for approval to the appropriate corporate Vice President stating the name and address of the proposed employer, the nature of the position and the expected hours of employment. If the service is permitted, then any employee acting in this dual capacity must inform the applicable corporate Vice President, designated Intergraph committee or the Board of Directors of any matter affecting this dual responsibility at any time and, if warranted, abstain from any discussion or vote arising from this situation. Intergraph directors who accept nominations to serve as directors of other public companies shall, in cases where such nominations have not previously been disclosed, notify in writing the Intergraph Board of Directors.

INTERGRAPH CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS
Version Date: February 24, 2004

Notwithstanding the foregoing, volunteering in civic and charitable organizations is encouraged for Intergraph employees. To serve as a director or officer of a charitable or civic organization, an employee must obtain written approval from the appropriate corporate Vice President, the Company's General Counsel or the Chairman or the Board of Directors in advance of accepting the appointment. Participation in such activities shall not be deemed to be within an individual's scope of employment or authority as an employee, and Intergraph assumes no liability therefor.

D.   Employees as Contractors or Vendors.

Purchase orders may not be established for an employee of Intergraph or for a partnership or corporation in which an employee is a principal or otherwise has a material interest without the prior approval of the Intergraph Board of Directors or, for transactions not to exceed $10,000 in any 12 month period by the appropriate corporate Vice President.

E.   Potential Conflicts by Family and Friends

The above conflict of interest guidelines are not intended to interfere with your personal life, but there may be situations where the actions of family members and close personal friends may cause an employee a conflict of interest. For example, gifts or other benefits offered to an employee's family member by suppliers or potential suppliers are considered business gifts and it is the same as if they were given to the employee. If an employee's spouse or relative, is directly involved in a business that would like to provide goods or services to Intergraph, the employee cannot use his or her position at Intergraph to influence the bidding process or negotiation in any way.

F.   Political Activities

It is the Company's policy to comply with all laws relating to elections, voting and the political process. No employee of Intergraph, acting on Intergraph's behalf, may contribute or loan money or items of value to any foreign, federal, state or local political candidates or parties. Employees may, however, participate in and/or contribute to the political process as concerned individuals, through means which would include voting and the contribution of their own time and money, and participate in or make contributions to political action committees.

If you encounter situations in which you are not sure of your obligations, you should consult Intergraph's Legal Department.

III.   CORPORATE OPPORTUNITIES

A.   Prohibition on Taking Intergraph Corporate Opportunities

Directors and employees of Intergraph stand in a fiduciary relationship to Intergraph and must advance its legitimate interests when the opportunity to do so arises. It is a breach of this duty for any such person to take advantage of a business opportunity for his or her own or another person's personal profit or benefit when the opportunity is within the corporate powers of Intergraph and when the opportunity is of present or potential practical advantage to Intergraph. If such a person so appropriates such an Intergraph corporate opportunity, Intergraph may claim the benefit of the transaction or business and such person exposes himself or herself to liability in this regard. It is Intergraph's policy that no Director or employee take an Intergraph corporate opportunity without the consent of the Board of Directors.

B.   Understanding Permissible Business Gifts

The general purpose of gifts and favors in a business context is to create goodwill. If they do more than that, and have the potential to unduly influence judgment or create a feeling of obligation, employees should not accept them. Employees may not solicit any kind of gift or personal benefit from present or potential suppliers or customers. Employees are prohibited from accepting gifts of money (or monetary equivalents), whether solicited or unsolicited. The following transactions are permitted and shall be considered an exception to the general prohibition against accepting things of value:

1.   Acceptance of gifts, gratuities, amenities or favors based on obvious family or personal relationships (such as those with parents, children or spouse) when the circumstances make it clear that it is those relationships, rather than the business of Intergraph, that are the motivating factors;

2.   Acceptance of meals, refreshments, travel arrangements or accommodations, or entertainment, all of reasonable value, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by Intergraph as a reasonable business expense if not paid for by another party;

3.   Acceptance of advertising or promotional material of reasonable value such as pens, pencils, note pads, key chains, calendars and similar items;

4.   Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers;

5.   Acceptance of gifts of reasonable value related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement or Christmas; or

6.   Acceptance of civic, charitable, education, or religious organizational awards for recognition of service and accomplishment.

If there is any doubt regarding acceptability, the item should be refused or returned. In the case of a perishable gift, it may be contributed to a charitable organization in the donor's name. Also, the donor should receive written notification of the return or disposal of the gift and a reminder of the Company's policies and the employee's manager/supervisor should be copied on such correspondence.

The purpose of this policy is to avoid violations of law and to insure that Intergraph's business is safeguarded from undue influence of bribery and personal favors. Whenever you have dealings with persons who have business with the Company, the requirements of the law must be kept in mind. Necessarily, the application of the policy stated herein will require good judgment and common sense. If you encounter situations in which you are not sure of your obligations, you should consult Intergraph's Legal Department.

It is inevitable and desirable that you may have individual business and personal relationships with Intergraph's customers, vendors and others who do business with Intergraph even though such individual business and personal relationship is not connected with Intergraph's business. This policy is not intended to discourage such relationships. Any such business relationship should be on customary terms and for proper and usual purposes.

C. Government Representatives

What is acceptable practice in the commercial business environment may be against the law or federal, state or local government regulations. No gifts or business entertainment of any kind, except items of nominal value, may be given to any government employee without the prior approval of Intergraph's General Counsel.

Federal law and the laws of most states prohibit bribery, which is the act of giving anything of value to public officials with the corrupt intent of influencing an official act. These laws also prohibit unlawful gratuities, which is the act of giving or promising something of value to a public official because of an official act, either before or after the act has been done. Employees should clearly avoid even the appearance of such "quid pro quo" arrangements. Employees also shall observe all applicable U.S. and foreign laws, including the Anti-Kickback Act and the Foreign Corrupt Practices Act.

IV.   CONFIDENTIALITY AND PRESERVATION OF RECORDS

Employees frequently have access to confidential information concerning the Company's business. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed. Safeguarding confidential information is essential to the conduct of the Company. Caution and discretion must be exercised in the use of such information, which should be shared only with those who have a clear and legitimate need and right to know.

Employees shall maintain the confidentiality of Intergraph's business information, proprietary information and information relating to Intergraph's vendors, suppliers, providers and customers. Employees shall not use such information except for uses that are appropriate for Intergraph's business.

Information regarding a customer may not be released to third parties, government, or other organizations, without the written consent of the customer unless required or permitted by law. Any requests for information arising through a legal process (e.g., subpoena or court order) must first be referred to the Company's General Counsel before the release of the information.

Whenever an employee becomes aware of an investigation which affects Intergraph, he or she shall immediately notify Intergraph's General Counsel or such other point of contact as the Board of Directors may dictate. Notwithstanding any Intergraph records retention guidelines, under no circumstances shall any records known to be the subject of or germane to any anticipated, threatened or pending lawsuit or governmental or regulatory investigation or case filed in bankruptcy be removed, concealed or destroyed. For purposes of this section, "records" means any of hard copy, paper documents and electronic records, including but not limited to, e-mail, voicemail and the contents of hard drives.

Furthermore, all audit and audit review work papers shall be retained as required, in accordance with the rules promulgated by the Securities and Exchange Commission (the "SEC") under the Sarbanes-Oxley Act of 2002.

V. BUSINESS CONDUCT AND FAIR DEALING

A. General Policy

Intergraph expects that all Directors and employees will perform their duties in good faith and in the best interests of the company. Each Intergraph employee and Director must endeavor to deal fairly with Intergraph's customers, suppliers, competitors and other employees. No employee or Director shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of a material fact, or any other unfair-dealing practice.

B. Relationships with Competitors

1.   Intergraph is committed to fair competition. The most important laws governing competitive practices in the United States are the federal anti-trust laws, which are designed to protect economic freedoms and promote competition. It is Intergraph's policy to fully comply with anti-trust laws. Most serious anti-trust violations deal with attempts to restrict competition through agreements or understandings with competitors, suppliers or customers. Accordingly, there should be no discussion or agreement with a competitor of the Company concerning product offerings, pricing, segmentation or distribution without prior legal advice. Pricing fixing and related agreements to lessen or eliminate competition between competitors can be implied from such contacts, and have the gravest consequences of all anti-trust offenses. While beneficial in many respects, participation in trade associations necessarily results in contacts with competitors. Anti-trust sensitive topics must be avoided, and activities of the association should be closely monitored by legal counsel for the association.

2.   No Director or employee shall engage in any activity which competes with Intergraph.

3.   No Director or employee shall reveal any trade secrets that are unique to Intergraph or are Intergraph's proprietary information.

4.   Each Director and employee has a fiduciary responsibility to take care that no information that is deemed as confidential to Intergraph be passed to competitors.

C. Relationships with Customers

1.   Employees shall act in a professional manner at all times when representing Intergraph. In dealing with Intergraph's customers, employees shall use prudent judgment and exercise good faith. Employees shall avoid situations that would generate a conflict of interest. Transactions with customers shall always be conducted at "arm's length."

2.   No employee shall misrepresent, circumvent, or conceal the nature of any material aspect of any transaction when dealing with a customer.

INTERGRAPH CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS
Version Date: February 24, 2004

3.   If a relationship between an employee and a customer or a potential customer exists which potentially creates a conflict of interest, that employee shall remove himself/herself from all dealings from that customer.

VI.   PROTECTION AND USE OF INTERGRAPH PROPERTY

A.   Intergraph Property

Employees and Directors have a duty to protect and conserve Intergraph property and to insure its efficient use for proper purposes. All Intergraph assets shall be used for legitimate business purposes and not for personal gain. Employees of Intergraph are to take care and responsibility to safeguard the property of Intergraph within reason. Notwithstanding the foregoing, at no time is a Intergraph employee to put his/her person at risk to safeguard Intergraph property. Intergraph property includes, but is not limited to: (i) all physical property of Intergraph whether leased or owned by Intergraph and includes all fixtures; (ii) all books and records in possession of Intergraph; (iii) all marketing studies, advertising or promotional materials, customer lists, logs, reports or any other forms or surveys that are in Intergraph's possession; and (iv) all proprietary software.

B.   Use of Technology

Electronic mail and e-mail systems (including electronic bulletin boards) are property of the Company and must be used primarily for business purposes. The use of e-mail must conform to the policies and values of the Company. Among other things, messages which violate any of the Company's policies or invite participation in illegal activities, such as gambling or the use and sale of controlled substances, are prohibited. Statements or images which, if made in any other forum, would violate any of the Company's policies, including without limitation, policies against harassment or discrimination and the misuse of confidential information, are prohibited to the same extent in an e-mail message. E-mail systems may be used to transmit sensitive information only when such information is adequately protected. Subject to applicable laws and regulations, the Company reserves the right to monitor, review and disclose e-mail and voicemail as it deems appropriate.

The Internet is an efficient and valuable business tool and is to be used primarily for business purposes. Intergraph reserves the right to access all information on Company computers, including but not limited to e-mail and history of internet usage, even where personal passwords have been assigned. Additional information regarding Intergraph's systems and requirements is addressed in the Intergraph Employee Handbook and Policy Manual. If you have questions about the use of your computer, the Internet, e-mail or voice mail, please see your manager or supervisor.

VII.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS

A.   General

Directors and employees must comply fully with applicable laws, rules and regulations at all times. In particular, Directors and employees should take note of laws, rules and regulations regarding the integrity of Intergraph's records, insider trading and fair employment practices.

B.   Integrity of Intergraph Records

Accuracy and reliability in the preparation of all business records, financial statements and reports to regulatory and other government agencies is of critical importance to the corporate decision-making process and to the proper discharge of the Company's financial, legal and reporting obligations. All Intergraph business transactions shall be carried out in accordance with management's general or specific directives. To this end, the Company shall:

- comply with United States Generally Accepted Accounting Principles (U.S. GAAP) at all times;

- maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

- maintain books and records that accurately and fairly reflect the Company's transactions;

- prohibit the establishment of any undisclosed or unrecorded funds or assets; and

- maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management on a timely basis, particularly during the periods in which the Company's periodic reports are being prepared.

All business records, expense accounts, vouchers, bills, payroll, service records and other statements and reports are to be prepared with care and honesty. False or misleading entries are prohibited. For example, no payment shall be requested, approved or made with the intention or understanding that it will be used for any purpose other than that described in the documentation supporting the payment. All company funds and assets are to be recorded in accordance with applicable corporate procedures. Compliance with accounting procedures and internal control procedures is required at all times. It is the responsibility of all employees to ensure that both the letter and the spirit of corporate accounting and internal control procedures are strictly adhered to at all times.

In accordance with the rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, it shall be unlawful and a violation of this Code for any officer or Director of Intergraph or any other person acting under the direction thereof, to take any action to fraudulently influence, coerce, manipulate, or mislead any independent or certified accountant engaged in the performance of an audit of Intergraph's financial statements for the purposes of rendering such financial statements materially misleading.

C.   Compliance with Insider Trading Laws

Stock transactions are regulated by numerous complex laws. Severe civil and criminal penalties can be imposed on individuals and corporations convicted of violations. The information contained in the Code is a summary of the Company's Insider Trading Policy (the "Policy"), and employees are encouraged to consult the Policy for a complete description.

1.   Employees who know any "material" fact about the Company which has not been disclosed to the public ("inside information") may not buy or sell the Company's stock until reasonable time has passed after the information has been disclosed to the public. "Material" information means facts that would be likely to cause the

value of the stock to go up or down or that a reasonable shareholder would consider important in deciding whether to buy or sell. Examples include knowledge of new products or discoveries; unpublished sales; earnings or dividend figures; new contracts with customers or suppliers; tender offers; acquisitions; mergers; and sales of businesses.

2.   In addition, employees can be legally liable if someone outside the Company trades in Intergraph stock based on a "tip" of inside information given by an employee. Company policy forbids giving confidential information about the Company to outsiders except under limited circumstances approved by legal counsel.

3.   Specific additional legal restrictions on Company stock trading apply to Executive Officers and Directors, who have been furnished with detailed explanations of these restrictions.

D.   Fair Employment Practices

Race, Color, Religion, National Origin, Sex, Age,, Covered Veteran Status and Disability. Employees at the Company are recruited, selected and hired on the basis of individual merit and ability with respect to the position filled. As a business comprised of talented and diverse team members, the Company is committed to the fair and effective utilization of all employees without regard to race, color, religion, national origin, sex, age, covered veteran status, disability, or any other category protected by federal, state, or local laws. Employees must all keep in mind that equal employment opportunity is indispensable in every aspect of the employment relationship. The relationship covers origin, training, working conditions, benefits, compensation practices, employment functions (including promotion, demotion, discipline, transfer, termination and reduction in force) and Company sponsored educational, social and recreational programs. The Company expects all of its employees to treat each other, regardless of title or position, with the fairness and respect necessary to maintain a place of employment that encourages each person to contribute to her or his fullest potential.

Harassment. Every person conducting Company business , whether or not employed by the Company, must refrain from engaging in any verbal or physical conduct that could be construed as harassment. Such conduct may consist of making unwelcome sexual advances, or engaging in coercive behavior that is sexual in nature when the rejection of or submission to such conduct affects, either implicitly or explicitly, an employee's status of employment (e.g., pay, promotion, assignment, termination, etc.). In addition to offending—if not injuring—the victim of such conduct, sexual harassment is counterproductive to sound business policy.

E.   Government Requests

It is the Company's policy to cooperate with all reasonable requests from government authorities. Documents should not be concealed, altered or destroyed in anticipation of, or in response to, any investigation. Any request for information from a government authority, other than routine items requested in the ordinary course of business, should be reported to the General Counsel so that the Company may consult its legal counsel about the request prior to providing any information.

VIII. COMPLIANCE WITH AND IMPLEMENTATION OF CODE OF BUSINESS CONDUCT

A. General

All employees are required to read, understand and refer to this Code. Compliance with the conduct policies set forth in this Code is required of all personnel. Enforcement is the direct responsibility of every manager and supervisor. Managers and supervisors may be sanctioned for failure to instruct adequately their subordinates or for failing to detect non-compliance with applicable policies and legal requirements, where reasonable diligence on the part of the manager or supervisor would have led to the discovery of any problems or violations and given the Company the opportunity to correct them earlier.

If an employee is approached by anyone inside or outside of the Company with a request to do something the employee recognizes to be illegal or unethical, the employee should refuse. The employee should tell the person making the request that such conduct is contrary to the Company's policy and then report the incident to the employee's supervisor. No supervisor may direct a subordinate to violate this Code.

Employees should immediately disassociate themselves from taking part in any discussions, activities, or other situations that they recognize to be potentially illegal or unethical. If an employee becomes aware of any illegal or unethical conduct or behavior in violation of this Code by anyone working for or on behalf of the Company, that employee should report it promptly, fully and objectively to the Corporate Director of Human Resources, the office of General Counsel, or such other point of contact established by the Board of Directors. The Company will attempt to treat such reports confidentially and to protect the identity of the employee who has made the request to the maximum extent and as maybe be permitted under applicable law. All reports will be investigated. Upon receipt of credible reports of suspected violations or irregularities, the investigative party shall see that corrective action takes place appropriately.

THIS CODE SETS FORTH GENERAL GUIDELINES ONLY AND MAY NOT INCLUDE ALL CIRCUMSTANCES THAT WOULD FALL WITHIN THE INTENT OF THE CODE AND BE CONSIDERED A VIOLATION THAT SHOULD BE REPORTED. EMPLOYEES SHOULD REPORT ALL SUSPECTED DISHONEST OR ILLEGAL ACTIVITIES WHETHER OR NOT THEY ARE SPECIFICALLY ADDRESSED IN THE CODE.

B. Questions Regarding Code

General questions regarding this Code or the application of this Code to particular situations may be directed to Intergraph's General Counsel. Questions from Directors and Executive Officers may also be discussed with the Chairman of the Board or the Chairman of the Audit Committee.

C. Determination of Violations

Determinations regarding whether a violation of this Code has occurred shall be made as follows:

1.	Process:

(a)	If the alleged violation under consideration concerns an Executive Officer or Director, the determination of the existence of any violation shall be made by the Audit Committee in consultation with the General Counsel and/or such external legal counsel as the Audit Committee deems appropriate.

(b)	If the situation under consideration concerns any other employee, the determination of the existence of a violation shall be made by the member of the vertical business unit to whom the employee ultimately reports, in consultation with the General Counsel.

(c)	Whoever makes the decision as to whether a violation has occurred shall document the decision and forward the documentation to the Corporate Director of Human Resources, the General Counsel, or such other point of contact established by the Board of Directors, for filing and retention, with a copy to the Legal Department. These files shall be available to the Internal Audit and Legal Departments.

(d)	In determining whether a violation of this Code has occurred, the committee or person making such determination may take into account to what extent the violations were intentional; the qualitative and quantitative materiality of such violation from the perspective of either the detriment to Intergraph or the benefit to the Director, Executive Officer, or employee, the policy behind the provision violated and such other facts and circumstances as they shall deem advisable under all the facts and circumstances.

2.	Acts or omissions determined to be violations of this Code by other than the Audit Committee under the process set forth above shall be promptly reported by the Legal Department to the Audit Committee and by the Audit Committee to the Board.

## D.	Request for Waivers

A waiver of a provision of this Code shall be requested whenever there is a reasonable likelihood that a contemplated action will violate the Code.

1.	Process:

(a)	If the request under consideration relates to an Executive Officer or Director, the determination with respect to the waiver shall be made by the Audit Committee, in consultation with the Legal Department and/or such external legal counsel as the Audit Committee deems appropriate and submitted to the Board for ratification.

(b)	If the request under consideration relates to any other employee, the determination shall be made by the President of the business unit to whom the employee ultimately reports, in consultation with the Legal Department unless such request is quantitatively or qualitatively material or outside the ordinary course of business, in which case such determination shall be made by the Audit Committee.

(c)	The decision with respect to the waiver requested shall be documented and forwarded to the Corporate Director of Human Resources for filing and retention, with a copy to the Legal Department. These files shall be available to the Internal Audit and Legal Departments.

2.   All waivers of this Code (other than those approved by the Audit Committee) shall be promptly reported by the Legal Department to the Audit Committee.

3.   Waivers will not be granted except under extraordinary circumstances.

4.   To the extent determined to be required or appropriate by Intergraph's Board of Directors in consultation with the General Counsel and/or other point of contact as the Audit Committee deems appropriate, waivers shall be publicly disclosed on a timely basis.

E.   **Good Faith Reporting of Wrongdoing**

1.   Employees of Intergraph are protected, to the extent provided by law, against retaliation by Intergraph when they provide information or assist in an investigation by federal regulators, law enforcement, Congress, or Intergraph itself, regarding conduct which the employee reasonably believes relates to fraud against Intergraph's shareholders.

2.   Good faith reports of wrongdoing should be reported, in writing, by phone or in person, to the Corporate Director of Human Resources, or, if such reports concern the Corporate Director of Human Resources, to the General Counsel. The Corporate Director of Human Resources shall discuss the report with Intergraph's General Counsel and may then arrange a meeting with the employee to allow the employee to present a personal and complete description of the situation. Alternatively, good faith reports of wrongdoing may be reported to the appropriate vertical business unit President, the General Counsel or to the Director of Internal Audit, or such other point of contact as may from time to time established by the Board of Directors.

(a)   "Good faith report" shall mean a report of conduct defined as wrongdoing, which the person making the report has reasonable cause to believe is true and which is made without malice or consideration of personal benefit.

(b)   "Wrongdoing" shall mean a violation which is not of a merely technical or minimal nature of a federal or state statute or regulation or of this Code designed to protect the interest of the public or Intergraph.

(c)   All good faith reports and resulting investigations will be kept confidential to the extent required by law.

3.   Directors may submit any good faith reports of wrongdoing in writing to the Intergraph General Counsel. An appropriate investigation will be undertaken by the General Counsel or his designee and appropriate action taken.

4.   The Sarbanes-Oxley Act of 2002 requires that the Intergraph Audit Committee establish procedures for confidential, anonymous submission of employee concerns regarding questionable accounting or auditing matters. Employee complaints and reports of this nature shall be handled under the procedures established by the Audit Committee. Information

regarding these procedures will be made available on the Company's internal legal services, human resources and internal audit websites.

It is the policy of Intergraph to comply with both the letter and the spirit of the federal laws and regulations that govern Intergraph's activities. All operating policies, procedures and forms used to conduct Intergraph's business shall be in conformity with applicable federal laws and regulations. Any employee who violates a provision of this Code is subject to applicable disciplinary action up to and including termination, and, where appropriate, the filing of a civil or criminal complaint. Directors who violate a provision of this Code are subject to such sanction as the Board of Directors shall impose. Notwithstanding the foregoing, Intergraph also preserves and reserves its other rights and remedies against any individual who violates any provision of this Code, both at law and in equity.

IX.   DISCLAIMER OF EMPLOYMENT CONTRACT

This Code is neither an employment contract nor any guaranty of continued employment. The employment relationship between Intergraph and its employees is "at will". Intergraph's policies, guidelines and related procedures are subject to unilateral change by Intergraph at any time. A fuller discussion of these matters appears in the Intergraph Employee Handbook.

X.   RESERVATION OF RIGHTS

The Company reserves the right to amend this Code, in whole or in part, at any time and solely at its discretion. Any amendments, to the extent determined to be required or appropriate by the Board of Directors in consultation with the General Counsel and/or any other legal counsel as the Audit Committee deems appropriate, shall be publicly disclosed on a timely basis.

XI.   CERTIFICATION

Each Director and Executive Officer will be required to read or review this Code each year and certify, in writing, that he or she understands his or her responsibilities to comply with the guidelines and provisions set forth herein.